Points International Reports Third Quarter 2016
Financial Results
Core business continues strong growth
Two new Partners launched on Points Travel Service

TORONTO, November 2, 2016 -- Points (TSX:PTS) (Nasdaq: PCOM), the global leader in powering loyalty commerce, today announced financial results for the third quarter and nine months ended September 30, 2016.

“We saw continued business momentum in the third quarter,” said Points’ CEO, Rob MacLean. “Our core Buy, Gift, and Transfer business continues to contribute to our overall growth and we have made great business development progress in engaging Loyalty Programs with our new services, including Points Travel and the Points Loyalty Wallet. In addition, we have seen very encouraging metrics from deployments to date that reinforce our confidence in the long-term opportunity these services provide. We continue to focus on our deep pipeline and are excited by the progress we expect in the coming months.”

Third Quarter 2016 Financial Results

(Unless otherwise stated, all comparisons for the third quarter of 2016 are on a year-over-year basis)

•

Revenue increased 2% to $82.4 million from $81.1 million. Principal revenues totalled $79.7 million, which represents 1% growth, as compared to $78.8 million. Other partner revenue totalled $2.7 million, which represents 18% growth, as compared to $2.3 million.

•	Gross profit was $10.1 million, or 12% of total revenue, compared to $10.1 million, or 12% of total revenue.

•	Total ongoing operating expenses, which consist of employment expenses, marketing, technology, and other operating expenses, were $8.2 million compared to $8.1 million.

•	Net income totalled $0.3 million, or $0.02 per diluted share, compared to $0.8 million, or $0.05 per diluted share.

•	Adjusted EBITDA was $2.3 million, before share-based compensation expenses, compared to $2.5 million, before share-based compensation expenses.

•

As of September 30, 2016, total funds available, comprised of cash and cash equivalents together with restricted cash and amounts with payment processors, was $55.6 million. Net operating cash, which is defined as total funds available less amounts payable to loyalty program partners, was $11.9 million.

Third Quarter 2016 Business Metrics

	Q3/16	Q3/15	Q3/16 vs. Q3/15	Q2/16	Q3/16 vs. Q2/16
Total All Channels
Points/Miles Transacted (in 000s)	6,100,500	5,432,399	12%	6,633,624	-8%
No. of Points/Miles Transactions	606,555	594,936	2%	630,489	-4%

Recent Business Highlights

Saw significant momentum with Points Travel, the first private label travel e-commerce service designed specifically for the loyalty industry:

•

Launched a new hotel award redemption service with Hawaiian Airlines, a leading regional US airline, which allows their HawaiianMiles members to redeem their frequent flyer miles to pay for hotel bookings at over 150,000 properties around the globe.

•

Launched the AIR MILES Travel Hub with Canada's AIR MILES® Reward Program, a new web-based booking platform that allows AIR MILES Collectors to book stays at more than 150,000 hotels and all-inclusive resorts around the world.

•	Subsequent to quarter-end, expanded the functionality of the Miles&More Points Travel Service so that members of the Lufthansa program can use their miles to pay for all or part of a hotel booking.

Share Buyback

In the third quarter, the Company repurchased approximately 56,776 shares of its common stock for a total of $0.5 million at an average price of $8.42 per share.

Outlook

“While we continue to expect a more meaningful ramp for Points Travel in 2017,” continued MacLean, “We have experienced a slower ramp than the modest expectations we had for 2016 for these newer services as well as one-off initiatives. Given the high-margin profile of these new services, this variability moderates our profitability expectations for this year. However, growing market enthusiasm for our services and an increased focus on monetizing new programs make us optimistic about our longer-term ability to improve profitability.”

The Company is updating financial guidance for the year ending December 31, 2016, as follows:

•	Revenue is expected to grow 10% to 20% over 2015
•	Adjusted EBITDA is expected to be flat to slightly down over 2015

As previously announced, beginning in 2016, the Company updated its calculation of Adjusted EBITDA to adjust for the impact of share-based compensation, to be more in-line with peer and industry standards. Figures for prior periods have been adjusted to reflect this in comparisons.

Investor Conference Call

Points' conference call with investors will be held today at 4:30 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 407-0784 ten minutes prior to the start time. International callers should dial (201) 689-8560.

In addition, the call is being webcast and can be accessed at the Company's web site: www.points.com and will be archived online upon completion of the call. A telephonic replay of the conference call will also be available until 11:59 p.m. Eastern Time on Wednesday, November 16, 2016, by dialing (877) 870-5176 in the U.S. and Canada and (858) 384-5517 internationally and entering the passcode 13648140.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include, among other things, opportunities for new products and partners and incremental revenue, potential for growth in revenue and gross margin and our guidance for 2016 with respect to revenue growth and Adjusted EBITDA expectations. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Use of non-GAAP measures

The Corporation’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and the Corporation’s Board of Director’s in assessing the Corporation’s performance and in making decisions about ongoing operations. These measures are also used by investors as an indicator of the Corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

Contact

Points Investor Relations
ICR, Inc.
Garo Toomajanian
ir@points.com

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Profit Information1

Expressed in thousands of United States dollars

	For the three months ended		For the nine months ended

	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
Total Revenue	$82,442	$81,133	$239,866	$216,148
Direct cost of principal revenue	72,380	71,053	208,449	183,446
Gross Profit	$10,062	$10,080	$31,417	$32,702
Gross Margin	12%	12%	13%	15%

Reconciliation of Net Income to Adjusted EBITDA2

Expressed in thousands of United States dollars

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015

Net Income	$335	$768	$2,159	$4,204
Adjustments:
Income tax expense	301	352	917	2,023
Depreciation and Amortization	1,224	891	3,451	2,651
Total adjustments	1,525	1,243	4,368	4,674
EBITDA	1,860	2,011	6,527	8,878
Foreign exchange loss (gain)	1	(9)	169	(14)
Share-based compensation	389	511	1,747	1,582
Adjusted EBITDA	$2,250	$2,513	$8,443	$10,446

____________________________________________________
1 Gross Profit is defined as total revenues less the direct cost of principal revenues. Gross Profit is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, Gross Profit is not a recognized measure of profitability under IFRS.

2 Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization, stock-based compensation and foreign exchange) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.
Condensed Consolidated Interim Statements of Financial Positions

Expressed in thousands of United States dollars
(Unaudited)

As at	September 30,	December 31,
	2016	2015

ASSETS
Current assets
Cash and cash equivalents	$47,832	$51,364
Restricted cash	500	1,000
Funds receivable from payment processors	7,275	6,588
Accounts receivable	4,140	2,988
Prepaid expenses and other assets	2,278	1,256
Total current assets	$62,025	$63,196

Non-current assets
Property and equipment	1,647	1,466
Intangible assets	17,451	18,616
Goodwill	7,130	7,130
Deferred tax assets	1,975	1,755
Long-term investment	5,000	5,000
Other assets	2,715	2,765
Total non-current assets	$35,918	$36,732
Total assets	$97,943	$99,928

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$6,195	$5,808
Payable to loyalty program partners	43,720	49,526
Current portion of other liabilities	731	1,852
Total current liabilities	$50,646	$57,186

Non-current liabilities
Deferred tax liabilities	765	425
Other liabilities	793	122
Total non-current liabilities	$1,558	$547

Total liabilities	$52,204	$57,733

SHAREHOLDERS’ EQUITY
Share capital	59,394	59,293
Contributed surplus	10,357	9,859
Accumulated other comprehensive income (loss)	162	(624)
Accumulated deficit	(24,174)	(26,333)
Total shareholders’ equity	$45,739	$42,195
Total liabilities and shareholders’ equity	$97,943	$99,928

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	For the three months		For the nine months
	ended		ended
	September	September	September	September
	30, 2016	30, 2015	30, 2016	30, 2015
REVENUE
Principal	$79,671	$78,809	$230,941	$206,364
Other partner revenue	2,725	2,301	8,786	9,728
Interest	46	23	139	56
Total Revenue	$82,442	$81,133	$239,866	$216,148

EXPENSES
Direct cost of principal revenue	72,380	71,053	208,449	183,446
Employment costs	5,457	5,732	17,574	17,479
Marketing and communications	460	499	1,247	1,173
Technology services	446	357	1,236	988
Depreciation and amortization	1,224	891	3,451	2,651
Foreign exchange (gain) loss	1	(9)	169	(14)
Operating expenses	1,838	1,490	4,664	4,198
Total Expenses	$81,806	$80,013	$236,790	$209,921

OPERATING INCOME BEFORE INCOME TAXES	$636	$1,120	$3,076	$6,227

Income tax expense	301	352	917	2,023
NET INCOME	$335	$768	$2,159	$4,204

OTHER COMPREHENSIVE INCOME
Items that will subsequently be reclassified to profit or loss:
Unrealized gain (loss) on foreign exchange derivative designated as cash flow hedges	(196)	(772)	759	(1,378)
Income tax effect	52	204	(201)	365
Reclassification to net income of loss (gain) on foreign exchange derivatives designated as cash flow hedges	(27)	378	310	981
Income tax effect	7	(37)	(82)	(160)
Other comprehensive income (loss) for the period, net of income tax	$(164)	$(227)	$786	$(192)

TOTAL COMPREHENSIVE INCOME	$171	$541	$2,945	$4,012

EARNINGS PER SHARE
Basic earnings per share	$0.02	$0.05	$0.14	$0.27
Diluted earnings per share	$0.02	$0.05	$0.14	$0.27

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

			Attributable to equity holders of the Company
Expressed in thousands of United States dollars except				Accumulated		Total
number of shares	Share Capital			other	Accumulated	shareholders’
(Unaudited)	Number of		Surplus	comprehensive	deficit	equity
	Shares	Amount		income (loss)

Balance at December 31, 2015	15,306,402	$59,293	$9,859	$(624)	$(26,333)	$42,195
Net lncome	-	-	-	-	2,159	2,159
Other comprehensive income, net of tax	-	-	-	786	-	786
Total comprehensive income	-	-	-	786	2,159	2,945

Effect of share option compensation plan	-	-	431	-	-	431
Effect of RSU compensation plan	-	-	1,316	-	-	1,316
Share issuances – share options	500	7	(2)	-	-	5
Share issuances – RSUs	-	620	(620)	-	-	-
Shares repurchased	(134,258)	(526)	(627)	-	-	(1,153)
Balance at September 30, 2016	15,172,644	$59,394	$10,357	$162	$(24,174)	$45,739

Balance at December 31, 2014	15,649,085	$61,084	$11,985	$(354)	$(31,498)	$41,217
Net lncome	-	-	-	-	4,204	4,204
Other comprehensive income, net of tax	-	-	-	(192)	-	(192)
Total comprehensive income	-	-	-	(192)	4,204	4,012
Effect of share option compensation plan	-	-	738	-	-	738
Effect of RSU and PSU compensation plan	-	-	844	-	-	844
Share issuances – share options	94,435	589	(317)	-	-	272
Share issuances – RSUs	-	428	(428)	-	-	-
Share capital held in trust	-	(1,215)	-	-	-	(1,215)
Shares repurchased	(345,710)	(1,343)	(2,322)	-	-	(3,665)
Balance at September 30, 2015	15,397,810	$59,543	$10,500	$(546)	$(27,294)	$42,203

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

	For the three months			For the nine months
	ended			ended
	September		September	September	September
	30, 2016		30, 2015	30, 2016	30, 2015

Cash flows from operating activities
Net income for the period	$335		$768	$2,159	$4,204
Adjustments for:
Depreciation of property and equipment	344		256	936	806
Amortization of intangible assets	880		635	2,515	1,845
Unrealized foreign exchange loss (gain)	85		(306)	(450)	(723)
Equity-settled share-based payment transactions	389		511	1,747	1,582
Deferred income tax expense (recovery)	(162)		(70)	(164)	1,457
Net (gain) loss on derivative contracts designated as cash flow hedges	(223)		(308)	1,069	(261)
Changes in non-cash balances related to operations	(7,586)		(723)	(8,680)	(842)
Net cash provided by (used in) operating activities	$(5,938)		$763	$(868)	$8,068

Cash flows from investing activities
Acquisition of property and equipment	(762)		(268)	(1,117)	(532)
Additions to intangible assets	(275)		(700)	(1,350)	(1,963)
Changes in restricted cash	-		-	500	250
Net cash used in investing activities	$(1,037)		$(968)	$(1,967)	$(2,245)

Cash flows from financing activities
Proceeds from exercise of share options	-		1	5	272
Shares repurchased	(478)		(1,702)	(1,153)	(3,665)
Purchases of share capital held in trust	-		(109)	-	(1,215)
Net cash used in financing activities	$(478)	$	(1,810)	$(1,148)	$(4,608)

Net increase (decrease) in cash and cash equivalents	$(7,453)		$(2,015)	$(3,983)	$1,215
Cash and cash equivalents at beginning of the period	$55,371		$40,535	$51,364	$36,868
Effect of exchange rate fluctuations on cash held	(86)		327	451	764
Cash and cash equivalents at end of the period	$47,832		$38,847	$47,832	$38,847

Interest Received	$41		$22	$115	$55
Taxes Paid	$(242)		$(250)	$(542)	$(426)

Amounts received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.